UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2012

Commission File Number:  000-54728

              Avrupa Minerals Ltd.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

410 – 325 Howe Street

Vancouver, BC Canada V6C 1Z7

604.687.3520

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Exhibits

99.1

Press Release dated July 18, 2012

99.2

Press Release dated August 15, 2012

99.3

Interim Financial Statements, June 30, 2012

99.4`

MD&A, June 30, 2012

99.5

CEO Certification

99.6

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2012	AVRUPA MINERALS LTD.

	By:	/s/ Winnie Wong
Name: Winnie Wong
Title: Chief Financial Officer